Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 10 dated October 15, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 10 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 10 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 3, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010, Supplement No. 8 dated September 16, 2010 and Supplement No. 9 dated October 6, 2010. Capitalized terms used in this Supplement No. 10 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Acquisition of 10 Parkway North

On October 12, 2010, we acquired 10 Parkway North, located in the Parkway North Center development in Deerfield, Illinois, a suburb of Chicago. We acquired 10 Parkway North for approximately $25,000,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $1,014,000 acquisition fee. 10 Parkway North is a 99,566 square foot, three-story office building constructed in 1999 that is 100% leased to Markel Midwest, Inc. through January 2020 and is used as a regional headquarters building. Markel Midwest, Inc. is an operating subsidiary of Markel Corporation (NYSE: MKL), an international insurance holding company that sells specialty insurance products and programs to a variety of niche markets. The estimated acquisition cap rate for 10 Parkway North is 7.5%.1

[1]

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.